UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
(Amendment No. 5)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

THE FRESH MARKET, INC.
(Name of Subject Company)

THE FRESH MARKET, INC.
 (Names of Persons Filing Statement)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)
35804H106
(CUSIP Number of Class of Securities)

Scott Duggan
Senior Vice President - General Counsel
The Fresh Market, Inc.
628 Green Valley Road, Suite 500
Greensboro, NC 27408
 (336) 272-1338
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
 Damien R. Zoubek, Esq.
O. Keith Hallam III, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 8th Avenue
New York, New York 10019

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on March 25, 2016, as amended and supplemented by Amendment No. 1 filed with the SEC on March 31, 2016, Amendment No. 2 filed with the SEC on April 4, 2016, Amendment No. 3 filed with the SEC on April 5, 2016 and Amendment No. 4 filed with the SEC on April 11, 2016 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by The Fresh Market, Inc., a Delaware corporation (“TFM”, “we” or “us”).  The Schedule 14D-9 relates to the cash tender offer by Pomegranate Merger Sub, Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Pomegranate Holdings, Inc., a Delaware corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser, Parent and Apollo Management VIII, L.P. (“Management VIII”) with the SEC on March 25, 2016, pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.01 per share, of TFM (the “Shares”) at a purchase price of $28.50 per Share, net to the seller in cash, without interest thereon, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 25, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase and any amendments or supplements thereto from time to time, constitutes the “Offer”), copies of which were incorporated by reference in the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 4. The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 under the heading “Background of the Merger Agreement; Reasons for Recommendation—Background of the Merger” is hereby amended and supplemented by:

(i)	Replacing the third sentence of paragraph 11 (which is on page 18) with the following two sentences:

“The Board reviewed the disclosure provided by J.P. Morgan regarding J.P. Morgan’s relationships between J.P. Morgan and Management VIII, which disclosure included information regarding the fees that had been paid by Management VIII  and certain of its affiliates over a two year period.  The Board determined that, based on the information provided by J.P. Morgan, those relationships would not impair the advice J.P. Morgan would provide to the Board or its independence, and that the skill and expertise of J.P. Morgan and its knowledge of the industry and TFM would be valuable to the Board in evaluating Management VIII’s proposal.”

(ii)	Replacing the third and fourth sentences of paragraph 34 (which begins on page 21) of such section with the following:

“Twenty of the contacted parties entered into confidentiality agreements with TFM (including 19 financial sponsors and 1 strategic party) that contained customary standstill provisions, including restrictions on requesting amendments or waivers of the standstill provisions, that would automatically terminate upon the entry by TFM into a definitive acquisition agreement with a third party. The material terms and conditions of all of the confidentiality agreements entered into with potential bidders were substantially similar and prohibited all process participants from having discussions with any potential co-bidders in connection with a potential acquisition of TFM, contacting any potential sources of debt or equity financing for a potential acquisition of TFM (including with respect to any equity rollover) or entering into any exclusive financing arrangements, in each case without the prior authorization of TFM. As had been discussed with the Board, the Strategic Transaction Committee wanted to keep all process participants on an equal playing field and, as such, restricted discussions regarding a potential equity rollover so that the bidding process would not be prejudiced by any rollover arrangements or any discussions with respect to any rollover arrangements.  None of the parties that entered into confidentiality agreements with TFM stated or indicated that not being permitted to have these discussions until a later date would impair their ability to participate in the process or make a proposal (were they otherwise inclined to do so).”

(iii)	Replacing paragraph 48 (which is on page 24) with the following:

“On February 1, 2016, the representatives of J.P. Morgan provided updated disclosure to Mr. Duggan with respect to J.P. Morgan’s relationships with Management VIII, Financial Sponsor Party A, Financial Sponsor Party B, Financial Sponsor Party C and Strategic Party A, which did not reveal any significant previously undisclosed relationships and, with respect to Management VIII, confirmed that there had been no material changes to such disclosure since the Board previously reviewed it on October 15, 2015. Mr. Duggan then shared this updated disclosure with the members of the Strategic Transaction Committee.”

(iv)	Replacing the first sentence of paragraph 57 (which is on page 25) with the following:

“On February 9, 2016, TFM entered into a confidentiality agreement with Strategic Party B, the terms and conditions of which were substantially similar in all material respects with the terms and conditions of the confidentiality agreements entered into with all the other process participants and which contained customary standstill provisions, including restrictions on requesting amendments or waivers of the standstill provisions, that would automatically terminate upon the entry by TFM into a definitive acquisition agreement with a third party. Strategic Party B was subsequently provided access to the “Phase I” virtual dataroom.”

(v)	Replacing the second sentence of paragraph 94 (which is on page 31) with the following:

“The Strategic Transaction Committee did not permit similar discussions between Mr. Berry and the other representatives of the Berry family, on the one hand, and Strategic Party A, Financial Party B or Financial Party C, on the other hand, at this point because none of Strategic Party A, Financial Party B and Financial Party C, alone or in partnership with any other parties, had submitted a definitive acquisition proposal for TFM.  None of these parties stated or indicated that their not being permitted to engage in discussions with Mr. Berry or any other representatives of the Berry family impaired its ability to submit a definitive acquisition proposal.”

(vi)	Replacing the second sentence of paragraph 103 (which is on page 33) with the following:

“The representatives of J.P. Morgan provided updated disclosure to the Board with respect to J.P. Morgan’s relationship with Management VIII which did not reveal any significant previously undisclosed relationships and confirmed that there had been no material changes to such disclosure since the Board previously reviewed it on October 15, 2015.”

(vii)	Replacing paragraph 108 (which begins on page 33) with the following:

“The Board then reconvened and the members of the Board unanimously (with the exception of Mr. Berry who had recused himself from the meeting) approved the merger agreement and the related agreements and the proposed transactions contemplated thereby. The members of the Board also declared it advisable and in the best interests of TFM and its stockholders to consummate the proposed transactions, on the terms and subject to the conditions set forth in the merger agreement and the related agreements, and to recommend that TFM stockholders tender their shares in the tender offer as contemplated by the merger agreement. In approving the transactions with Management VIII and making the recommendation in favor of the tender offer, the Board determined that the possible strategic and financial alternatives to a sale of TFM, including the possibility of continuing as a standalone company, capital structure optimization or pursuing other business combinations, were less favorable to TFM’s stockholders than the proposed acquisition by Management VIII. The Board also considered, among other things, the results of the lengthy and open sale process conducted by TFM, which resulted in no other potential bidders who were going to submit a bid for TFM at this time, given that Strategic Party A had declined to move forward with a potential transaction, and that the Merger Agreement contained a 21-day “go shop” period during which TFM and its advisors could affirmatively solicit alternative acquisition proposals.

The Board also approved an amendment to TFM’s bylaws to provide that the Court of Chancery of the State of Delaware be the exclusive forum for: derivative actions or proceedings brought on behalf of TFM; actions or proceedings asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or stockholder of TFM to TFM or its stockholders; actions or proceedings asserting a claim arising pursuant to, or seeking to enforce rights, obligations or remedies under, the DGCL, TFM’s charter or TFM’s bylaws; and actions or proceedings asserting a claim governed by the internal affairs doctrine. “

(viii)	Adding the following sentence at the end of paragraph 110 (which is on page 34):

“Upon the execution of the merger agreement by the parties, the standstill provisions prohibiting the making of alternative acquisition proposals contained in the confidentiality agreements with all process participants automatically terminated.”

(ix)	Replacing the final paragraph (which is on page 34) with the following paragraph:

“Between March 11, 2016 and April 1, 2016, at the direction of the Board and pursuant to the “go-shop” provision of the Merger Agreement, J.P. Morgan contacted 31 of the potential counterparties which had been initially contacted during the process and one additional strategic party that had not been contacted previously to determine whether such parties had an interest in making a competing acquisition proposal for TFM.  The additional strategic party was not previously contacted by J.P. Morgan because it is a foreign company and was considered unlikely to have an interest in acquiring a U.S. business.  None of the parties contacted indicated an interest in making a competing acquisition proposal, submitted any proposal to acquire TFM or requested that TFM provide access to confidential information for purposes of evaluating or making such a proposal prior to the expiration of the “go-shop” period.  Additionally, TFM did not receive any potential takeover proposals from third parties during the “go-shop” period.  The “go-shop” period expired one minute after 11:59 p.m., New York City time, on April 1, 2016.”

Item 4 of the Schedule 14D-9 under the heading “Financial Analyses and Opinion—Opinion of TFM’s Financial Advisor” is hereby amended and supplemented by:

(i)	Replacing the first table under the subsection “Public Trading Multiples.” (which is on page 42) and the paragraph immediately below it (which is on page 43) with the following:

	FV to EBITDA 2016E	P/E 2016E
Whole Foods Market Inc.	7.9x	20.6x
Sprouts Farmers Market, Inc.	13.3x	28.7x
Smart & Final Stores, Inc.	8.1x	19.5x
Natural Grocers by Vitamin Cottage, Inc.	8.0x	24.4x
Fairway Group Holdings Corp.	7.2x	NM
The Kroger Company	7.8x	16.4x
TFM (based on a median of broker reports and pricing as of Feb 10, 2016)	4.6x	11.9x

“Based on the above analysis, J.P. Morgan then derived a multiple reference range of 4.5x-8.0x for the FV to estimated EBITDA ratios for 2016E, and a multiple reference range of 12.0x-20.0x for the P/E ratios for 2016E. J.P. Morgan did not rely solely on the quantitative values in deriving its multiple reference range but rather used its experience with the industry in which TFM participates and its professional judgment as to the relative comparability of the companies to TFM, including their growth profiles and business models, to derive an appropriate multiple reference range. J.P. Morgan then applied the FV to estimated EBITDA range to four sets of projections provided by TFM’s management (see “—Certain TFM Forecasts” under “Item 4. The Solicitation or Recommendation”) and the P/E ratio range to the November 17 Management Case only.”

(ii)	Replacing the first table under the subsection “Selected Transaction Analysis.” (which is on page 43) with the following:

Acquiror	Target	Announcement Date	Firm Value/Last Twelve Months EBITDA
Sun Capital Partners, Inc.	Marsh Supermarkets Inc.	April 2006	8.9x
SuperValu Inc.	Albertsons Companies, Inc.	January 2006	7.0x
The Kroger Company	Harris Teeter Supermarkets, Inc.	July 2013	7.9x
Koninklijke Ahold N.V.	Delhaize Group	June 2015	8.9x
The Kroger Company	Roundy’s Supermarkets Inc.	November 2015	7.1x

(iii)	Replacing the third paragraph under the subsection “Selected Transaction Analysis.” (which is on page 43) with the following:

“Based on the results of this analysis and other factors that J.P. Morgan considered appropriate, J.P. Morgan selected a multiple reference range of 7.0x-9.0x for FV to LTM EBITDA for TFM. J.P. Morgan applied such range to the November 17 Management Case, indicating the following range of implied per share equity value for TFM Common Stock, rounded to the nearest $0.25.  The multiple reference range was applied only to the November 17 Management Case and not the Additional Scenario Information because applying the multiple reference range to the Additional Scenario Information could only be expected to  yield a lower implied per share equity range as compared to applying the range to the November 17 Management Case.”

(iv)	Replacing the third paragraph under the subsection “Illustrative Discounted Cash Flow Analysis.” (which is on page 44) with the following:

“For each of the above scenarios, J.P. Morgan calculated the present value of unlevered free cash flows that TFM is expected to generate during fiscal years 2016 (ended January 2017) through 2025 (ended January 2026) for each of the November 17 Management Case, the Comparable Growth Scenario, the Gross Margin Scenario and the Comparable Growth and Gross Margin Scenario. J.P. Morgan also calculated a range of terminal values for TFM at January 31, 2026 by applying a perpetual growth rate ranging from 1.5% to 2.5% to the unlevered free cash flow of TFM during the terminal period of the projections, which J.P. Morgan selected based on its professional judgment and expertise. The unlevered free cash flows and the range of terminal values were then discounted to present values using a discount rate range of 9% to 10%.  Discount rates used by J.P. Morgan in this analysis were derived from the calculation of TFM’s weighted average cost of capital using the capital asset pricing model and using a sensitivity range on the resulting weighted average cost of capital. The present value of the unlevered free cash flows and the range of terminal values were then adjusted for TFM net cash of $38 million as of April 30, 2016 based on estimates provided by management. “Terminal value” refers to the present value of all future cash flows generated by the asset for periods beyond the projections period.

Item 4 of the Schedule 14D-9 under the heading “Certain TFM Forecasts—Important Information Concerning TFM’s Forecasts” is hereby amended and supplemented by replacing paragraph 3 with the following:

“At the time that the Board reviewed and authorized the use of the November 17 Management Case in December 2015, the Board also received and reviewed certain sensitivity information regarding different assumptions as to revenue and gross margin in the event that TFM was not able to execute on its strategic plan or the timing of certain initiatives contained in the strategic plan was later than anticipated.  This sensitivity information was intended to show how certain financial analysis would be impacted if the only changes to the November 17 Management Case were assumptions regarding revenue and gross margin growth.  Unlike the Additional Scenario Information (as described in greater detail below) this sensitivity information was not a separate case of unaudited prospective financial information, but rather just sensitivity of certain financial analysis based on the November 17 Management Case.  In light of the overall softness of the financial markets, the continuing difficulty in macroeconomic trends in the specialty food retail industry, and TFM’s performance during the fourth quarter of 2015 and early 2016, and in light of the usefulness of the sensitivity information that was reviewed in December 2015, at the request of the Strategic Transaction Committee TFM’s management prepared the Additional Scenario Information to reflect different assumptions as to revenue and gross margin based on these developments.  The Additional Scenario Information was provided to the Strategic Transaction Committee and the Board for purposes of considering and evaluating the Transactions.  The November 17 Management Case and the Additional Scenario Information necessarily were based on numerous variables and assumptions, and contain inherent risks and uncertainties associated with such long range forecasts. As such, TFM’s management and the Board considered each of the November 17 Management Case and the Additional Scenario Information and did not place any particular weight on any particular case or forecast.  The November 17 Management Case and the Additional Scenario Information were also provided to J.P. Morgan in connection with the rendering of J.P. Morgan’s opinion to the Board and in performing its related financial analyses, as described above under “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of TFM’s Financial Advisor”.”

Item 4 of the Schedule 14D-9 under the heading “Certain TFM Forecasts—November 17 Management Case” is hereby amended and supplemented by replacing the table and related footnotes in such subsection in their entirety with the table below:

November 17 Management Case
 ($ in millions)

Fiscal Year(1)	2016	E	2017	E	2018	E	2019	E	2020	E	2021	E	2022	E	2023	E	2024	E	2025	E
Revenue	$1,977		$2,278		$2,597		$2,888		$3,194		$3,496		$3,788		$4,062		$4,310		$4,525
EBITDA(2)	$179		$216		$256		$287		$322		$352		$382		$409		$434		$456
EBIT(3)	$102		$123		$149		$171		$197		$217		$235		$253		$270		$284
Assumed tax rate (%)	37.70%		37.75%		37.75%		37.75%		37.75%		37.75%		37.75%		37.75%		37.75%		37.75%
Depreciation	$77		$94		$107		$116		$125		$136		$146		$156		$165		$172
Capital expenditures	$(121)		$(150)		$(152)		$(126)		$(124)		$(135)		$(147)		$(157)		$(167)		$(175)
Decreases in non-cash working capital	$12		$13		$15		$15		$16		$17		$19		$20		$21		$22
Unlevered free cash flow(4)	$26		$33		$63		$111		$140		$153		$165		$176		$186		$195

(1)	TFM’s fiscal year ends on the last Sunday of January (e.g., 2016E refers to the fiscal year ending on the last Sunday of January 2017).
(2)	EBITDA is defined as earnings before interest expense, provision for taxes and depreciation, net of impairments and store closure costs.
(3)	EBIT is defined as earnings before interest expense and provision for taxes, net of store closure costs.
(4)	Free cash flow means tax-affected EBIT plus depreciation, less capital expenditures and increases in working capital. Tax-affected EBIT is calculated by multiplying EBIT by a percentage equal to (i) 100% less (ii) TFM’s assumed tax rate (which is 37.70% for 2016E and 37.75% in all other years).

Item 4 of the Schedule 14D-9 under the heading “Certain TFM Forecasts—Additional Scenario Information: Comparable Growth Scenario” is hereby amended and supplemented by replacing the table and related footnotes in such subsection in their entirety with the table below:

Comparable Growth Scenario
($ in millions)

Fiscal Year(1)	2016	E	2017	E	2018	E	2019	E	2020	E	2021	E	2022	E	2023	E	2024	E	2025	E
Revenue	$1,959		$2,232		$2,520		$2,802		$3,084		$3,361		$3,625		$3,868		$4,086		$4,290
EBITDA (2)	$174		$203		$233		$261		$289		$312		$333		$351		$367		$386
EBIT(3)	$97		$109		$125		$145		$164		$176		$187		$195		$203		$214
Assumed tax rate (%)	37.70%		37.75%		37.75%		37.75%		37.75%		37.75%		37.75%		37.75%		37.75%		37.75%
Depreciation	$77		$94		$107		$116		$125		$136		$146		$156		$165		$172
Capital expenditures	$(121)		$(150)		$(152)		$(126)		$(124)		$(135)		$(147)		$(157)		$(167)		$(175)
Decreases in non-cash working capital	$11		$13		$14		$15		$15		$16		$18		$19		$19		$20
Unlevered free cash flow(4)	$23		$24		$47		$95		$119		$127		$133		$139		$143		$150

(1)	TFM’s fiscal year ends on the last Sunday of January (e.g., 2016E refers to the fiscal year ending on the last Sunday of January 2017).
(2)	EBITDA is defined as net income before interest expense, provision for taxes and depreciation, net of impairments and store closure costs.
(3)	EBIT is defined as earnings before interest expense and provision for taxes, net of store closure costs.
(4)	Free cash flow means tax-affected EBIT plus depreciation, less capital expenditures and increases in working capital. Tax-affected EBIT is calculated by multiplying EBIT by a percentage equal to (i) 100% less (ii) TFM’s assumed tax rate (which is 37.70% for 2016E and 37.75% in all other years).

Item 4 of the Schedule 14D-9 under the heading “Certain TFM Forecasts—Additional Scenario Information: Gross Margin Scenario” is hereby amended and supplemented by replacing the table and related footnotes in such subsection in their entirety with the table below:

Gross Margin Scenario
($ in millions)

Fiscal Year(1)	2016	E	2017	E	2018	E	2019	E	2020	E	2021	E	2022	E	2023	E	2024	E	2025	E
Revenue	$1,977		$2,278		$2,597		$2,888		$3,194		$3,469		$3,788		$4,062		$4,310		$4,525
EBITDA(2)	$149		$182		$217		$243		$274		$300		$325		$348		$370		$388
EBIT(3)	$72		$88		$110		$127		$149		$164		$179		$192		$205		$216
Assumed tax rate (%)	37.70%		37.75%		37.75%		37.75%		37.75%		37.75%		37.75%		37.75%		37.75%		37.75%
Depreciation	$77		$94		$107		$116		$125		$136		$146		$156		$165		$172
Capital expenditures	$(121)		$(150)		$(152)		$(126)		$(124)		$(135)		$(147)		$(157)		$(167)		$(175)
Decreases in non-cash working capital	$12		$13		$15		$15		$16		$17		$19		$20		$21		$22
Unlevered free cash flow(4)	$11		$12		$38		$84		$110		$120		$130		$138		$146		$153

(1)	TFM’s fiscal year ends on the last Sunday of January (e.g., 2016E refers to the fiscal year ending on the last Sunday of January 2017).
(2)	EBITDA is defined as net income before interest expense, provision for taxes and depreciation, net of impairments and store closure costs.
(3)	EBIT is defined as earnings before interest expense and provision for taxes, net of store closure costs.
(4)	Free cash flow means tax-affected EBIT plus depreciation, less capital expenditures and increases in working capital. Tax-affected EBIT is calculated by multiplying EBIT by a percentage equal to (i) 100% less (ii) TFM’s assumed tax rate (which is 37.70% for 2016E and 37.75% in all other years).

Item 4 of the Schedule 14D-9 under the heading “Certain TFM Forecasts—Additional Scenario Information: Comparable Growth and Gross Margin Scenario” is hereby amended and supplemented by replacing the table and related footnotes in such subsection in their entirety with the table below:

Comparable Growth and Gross Margin Scenario
($ in millions)

Fiscal Year(1)	2016	E	2017	E	2018	E	2019	E	2020	E	2021	E	2022	E	2023	E	2024	E	2025	E
Revenue	$1,959		$2,232		$2,520		$2,802		$3,084		$3,361		$3,625		$3,868		$4,086		$4,290
EBITDA (2)	$154		$180		$207		$232		$257		$277		$295		$311		$324		$340
EBIT(3)	$77		$86		$99		$116		$132		$141		$149		$155		$159		$168
Assumed tax rate (%)	37.70%		37.75%		37.75%		37.75%		37.75%		37.75%		37.75%		37.75%		37.75%		37.75%
Depreciation	$77		$94		$107		$116		$125		$136		$146		$156		$165		$172
Capital expenditures	$(121)		$(150)		$(152)		$(126)		$(124)		$(135)		$(147)		$(157)		$(167)		$(175)
Decreases in non-cash working capital	$11		$13		$14		$15		$15		$16		$18		$19		$19		$20
Unlevered free cash flow (4)	$13		$10		$31		$77		$99		$105		$110		$114		$116		$122

(1)	TFM’s fiscal year ends on the last Sunday of January (e.g., 2016E refers to the fiscal year ending on the last Sunday of January 2017).
(2)	EBITDA is defined as net income before interest expense, provision for taxes and depreciation, net of impairments and store closure costs.
(3)	EBIT is defined as earnings before interest expense and provision for taxes, net of store closure costs.
(4)	Free cash flow means tax-affected EBIT plus depreciation, less capital expenditures and increases in working capital. Tax-affected EBIT is calculated by multiplying EBIT by a percentage equal to (i) 100% less (ii) TFM’s assumed tax rate (which is 37.70% for 2016E and 37.75% in all other years).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.
THE FRESH MARKET, INC.

By:	/s/ Scott Duggan
Name: Scott Duggan
Title: Senior Vice President - General Counsel
Dated: April 13, 2016